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                                January 16, 2002

Mr. David Giles
Chief Financial Officer
Wasatch Pharmaceutical, Inc.
310 East 4500 South, Suite 450
Murray, Utah 84107

                    RE: Wasatch Pharmaceutical, Inc. - Common Shares for prospective issuance to two (2) Consultants

Dear Mr. Giles:

     I have acted as counsel to Wasatch Pharmaceutical, Inc. ("Watsatch") in connection with the registration with the Securities and Exchange Commission on Form S-8 of 20,000,000 shares of your common stock that may be issued in connection with the Consulting Agreements with Ms. Sara Wetzel and Mrs. James Carroll (the "Consulting Contracts"). In connection with that registration, I have reviewed your Board of Directors' proceedings relating to the proposed issuance of the common stock, Wasatch's Articles of Incorporation and all amendments thereto, Wasatch's Bylaws and all amendments thereto, and such other documents and matters as I have deemed necessary to the rendering of the following opinion.

     Based upon that review, it is my opinion that the common shares when issued in conformance with the terms and conditions of the Consulting Contracts, will be issued in substantial compliance with Utah law.

     I express no opinion as to the application of other state or federal securities laws or other laws regarding the issuance and sale of these common shares. I am not licensed to practice law in the State of Utah.

     I consent to the use of this opinion in the registration statement filed with the Securities and Exchange Commission in connection with the registration of the Shares and to the reference to me under the heading "interests of Named Experts and Counsel" in the registration statement, but I do not consent to any other use without my prior written consent.

                         Very truly yours,


                         By: /s/ Robert S. Luce
                             ---------------------------
                             Robert S. Luce